Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

July 20, 2015

154718.010200

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Aqua Metals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 25, 2015
SEC File No. 333-204826

Dear Mr. Ingram:

On behalf of our client, Aqua Metals, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Dr. Stephen R. Clarke, Chief Executive Officer of the Company, dated July 8, 2015 on the above-referenced Registration Statement on Form S-1 (“Registration Statement”). Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 2 to the Registration Statement (“Amendment”).

The Amendment has been prepared in response to Staff’s comment letter dated July 8, 2015, the text of which we have incorporated into this response letter for convenience.

Staff Comment and Company Response

Dilution, page 35

1.	We note in the second paragraph under the dilution heading, your disclosure indicates you had a pro forma net tangible book deficit as of March 31, 2015. Based on the information provided in your capitalization table on the previous page and your dilution table, it appears that this amount is not a deficit. Please explain why you refer to a book deficit or revise your disclosure as appropriate.

Response: We have revised the disclosure to correctly refer to the Company’s tangible book value as of March 31, 2015. Please see page 35 of the Amendment.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2015

2.	Please revise your filing to reflect the proper date of the pro forma net tangible book value per share in your tabular presentation. In this regard, we note that you currently reflect a date of March 31, 20145.

Response: We have corrected the date as requested. Please see page 35 of the Amendment.

Report of Independent Public Accounting Firm, page F-2

3.	Please advise your independent accountant to provide you with a dual-dated or re-dated, audit report, so as to include their audit of the reverse stock split and its retrospective presentation in the historical financial statements.

Response: The independent accountant’s audit report has been dual-dated as requested. Please see page F-2 of the Amendment.

Notes to the Consolidated Financial Statements

3. Intellectual Property, page F-11

4.	Please reconcile your disclosure that in June 2014 you sold 4,512,000 shares of common stock to five of your founding shareholders in exchange for intellectual property with a fair value of $1,059,000 with your disclosure on page II-2 that in June 2014 you sold 4,363,641 shares of common stock to your seven founding shareholders in exchange for a cash contribution of $39,837 and intellectual property valued at $1,059,000.

Response: The disclosure in Note 3 has been corrected. Please see page F-11 of the Amendment.

The Company has endeavored to fully respond to the Staff's comments set forth in its letter dated July 8, 2015. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue
Daniel K. Donahue

cc:	Aqua Metals, Inc.
Golenbock Eiseman Assor Bell & Peskoe LLP
Armanino LLP

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM